Banco Bradesco S.A.
			Exhibit 6.1

Earnings per share	December 31,
	2013	2012	2011
Weighted average number of preferred shares outstanding (in shares)	2,096,606,848	2,098,472,511	2,097,504,111
10% right for preferred shares	209,660,685	209,847,251	209,750,411
Adjusted weighted average number of preferred shares outstanding (in shares) for EPS calculation	2,306,267,533	2,308,319,762	2,307,254,522
Weighted average number of common shares outstanding (in shares)	2,100,738,519	2,100,833,147	2,099,843,709
Total weighted average number of shares outstanding (in shares) (A)	4,407,006,053	4,409,152,909	4,407,098,231
Net income attributable to controlling shareholders (in thousands of reais) (B)	R$ 12,395,920	R$ 11,291,570	R$ 10,958,054
EPS for common shares (B)/(A) = (C)	R$ 2.81	R$ 2.56	R$ 2.49
EPS for preferred shares (C) +10%	R$ 3.09	R$ 2.82	R$ 2.74